UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON JANUARY 30, 2013

DATE, TIME AND PLACE:

January 30, 2013, at 11:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. Conrado Engel, José de Paiva Ferreira; José Roberto Mendonça de Barros; Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli – Directors; and by videoconference, Messrs. José Manuel Tejón Borrajo and José Antonio Alvarez Alvarez - Director. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán and  Luís Félix Cardamone Neto were also attended the Meeting.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

Ratify the exoneration of  members of the Board of Executive Officers.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

Recognized, pursuant to article 17, item III of the Bylaws of the Company, the exoneration, in December 31, 2012, of the Company’s Vice-President Executive Officers, Mr. Juan Manuel Hoyos Martinez de Irujo, a Spanish citizen, married, economist, bearer of Passport # AAE827693, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 060.144.477- 92, who were elected in the Board Of Directors´ Meeting held on February 29, 2012; and Mr Angel Oscar Agallano, an Argentinean citizen, married, executive, bearer of Identity Card for foreign (“RNE”) # V386505-U, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 059.234.237-90, who were elected in the Board Of Directors´ Meeting held on May 31, 2011; and the Company’s Executive Officer, Mrs. Maria Luiza de Oliveira Pinto e Paiva, a Brazilian citizen, married, banking, bearer of Identity Card (“RG”) # 10.787.341, issued by the Public Security Department of São Paulo (“SSP/SP”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) #129.079.488-06, who were elected in the Board Of Directors´ Meeting held on May 31, 2011.

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, January 30, 2013. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors;  Conrado Engel; José Antonio Alvarez Alvarez, José de Paiva Ferreira; José Manuel Tejón Borrajo and José Roberto Mendonça de Barros and Mrs. Marília Artimonte Rocca and Mrs.Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 30, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer